Exhibit 99.1

Contact:
Liz DeCastro
Iridium
301-571-6257
liz.decastro@iridium.com

Iridium Satellite Reports Record 2008 Results

‐	Total Subscribers Approximately 320,000; Up 37% for 2008 over 2007
‐	Revenue Up 14% From Fourth Quarter 2007; Up 23% for 2008
‐	Operational EBITDA Up 33% From Fourth Quarter 2007; Up 42% for 2008
‐	Net Income Down 83% From Fourth Quarter 2007; Up 23% for 2008
‐	Iridium Network Proves Resilient in Wake of Satellite Collision
‐	GHQ Transaction Process Continuing

BETHESDA, Md., February 26, 2009 – Iridium Satellite LLC (Iridium) today announced financial results for the quarter and the year ended December 31, 2008.  Fourth quarter results included approximately 320,000 subscribers, revenue of $76.8 million, operational EBITDA of $25.0 million and net income of $1.5 million.

As of December 31, 2008, Iridium had approximately 320,000 subscribers worldwide, an increase of 37% over the December 31, 2007 total of approximately 234,000. Revenue for the year 2008 was $320.9 million, a 23% increase over 2007 revenues of $260.9 million. Operational EBITDA for the year 2008 was $108.2 million, a 42% increase compared to operational EBITDA of $76.5 million for 2007.1 For 2008, Iridium posted $53.9 million in net income, a 23% increase over 2007.  During 2008, Iridium experienced growth in revenue for the full year in all of its verticals: handsets; industrial, maritime and aviation; machine-to-machine (M2M) and government.

Iridium’s 2008 record revenues of $320.9 million were driven by strong growth in all three of its key markets: commercial services; government services; and subscriber equipment.  Commercial services revenue was $133.2 million for the year, a 32% increase over the $101.2 million of revenues in 2007.  Subscriber equipment revenue was $119.9 million for 2008, an 18%

1 Operational EBITDA is defined below under “Non-GAAP Financial Measures” and is an indicator used by Iridium management to evaluate the company’s performance.
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increase over the $101.9 million of revenue for the prior year.  Government services revenue was $67.8 million for 2008, a 17% increase over the $57.9 million of revenue for 2007.

Revenue in the fourth quarter of 2008 was $76.8 million compared to $67.3 million in the fourth quarter of 2007, an increase of 14%. Fourth quarter 2008 operational EBITDA was $25.0 million, a 33% increase compared to $18.7 million for the same period of the prior year.  Net income during the fourth quarter of 2008 was $1.5 million, an 83% decrease as compared to fourth quarter 2007 net income of $9.2 million. This decrease was primarily driven by expenses associated with the development of Iridium NEXT, the company’s next generation satellite constellation, and one-time costs associated with the GHQ transaction.

 “Iridium’s fourth quarter results were extremely strong, notwithstanding the challenging macroeconomic environment,” said Matt Desch, chief executive officer, Iridium Satellite.  “The company posted revenues and operational EBITDA in the fourth quarter of 2008 that exhibited continued steady growth over our 2007 fourth quarter numbers. Our performance is an indicator of the resilience of Iridium’s business model and the fundamental importance of our service to businesses, governments and individuals across the world.”

Growth Highlights

As previously reported, Iridium introduced its new global handset in October 2008. “Market reception to the Iridium 9555 has been very positive,” said Don Thoma, executive vice president, marketing, Iridium. “Iridium continues to command a premium in the market as it is the only mobile communications service that literally offers coverage everywhere in the world. Plus, our customers like the fact that the new Iridium 9555 is smaller, more powerful, loaded with features and can still withstand the tough environments where many of them use their phones.”

The company continued to experience strong growth in the maritime market with its existing offerings and also commenced service for its first Iridium OpenPort™ units, the company’s new, enhanced bandwidth satellite communications service for the maritime market. “Iridium OpenPort is an excellent alternative to incumbent, higher priced services offered by our competitors,” said Thoma. “Iridium designed OpenPort to provide our maritime customers with data services at a market-redefining price point. It is the right solution for maritime customers managing through this difficult economy.”  OpenPort bundles data with multiple lines for voice calling, an industry first.

Contributing to Iridium’s opportunity for future growth are new regulatory mandates in the maritime, aviation and other industries, designed to enhance the safety of vessels, aircraft and

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personnel traversing and working in remote or isolated parts of the world. For example, the Maritime Safety Committee (MSC) recently issued a new regulation under the International Convention for the Safety of Lives at Sea (SOLAS), published by the International Maritime Organization (IMO).  It requires every ship meeting certain specifications to have a Long Range Identification and Tracking (LRIT) device. As Iridium is the only communications service in the world to operate reliably north and south of 70 degrees latitude, the company is well positioned to meet this mandate of maritime customers. “Currently, we have certified the LRIT devices of three Iridium partner companies and more are in the certification process. We continue to work with these partners as the flag countries responsible for capturing and responding to tracking and distress signals complete the build-out of the systems required to ensure LRIT compliance,” said Thoma.

Iridium also continued to see growth in the business and general aviation markets during the year, and the company made substantial progress in 2008 toward its goal of certification to provide Iridium-based safety services to the aviation industry.

Iridium sells its products and services through an ecosystem of partners, such as service providers and value-added manufacturers, resellers and developers. In 2008, Iridium expanded this global network by more than 40 to now more than 181 partner companies that serve businesses and individuals in a broad array of industries. Through this network, Iridium also sells handsets and mobile communications solutions to businesses, government and individuals.

The company also continued its strong relationship with its U.S. government customers.  In March 2008 Iridium announced the renewal of the Enhanced Mobile Satellite Services (EMSS) contract with the Defense Information Services Agency.  Renewable annually for a period of five years, the EMSS contract provides Iridium voice and data services to the U.S. Department of Defense (DoD) and other U.S. government customers.  Additionally, the company received contracts for support of the DoD dedicated Iridium gateway.

“Last year, Iridium was pleased to be able to continue its service to the Department of Defense by providing reliable, secure mobile communications to our warfighters and by supporting enhancements which bring new capabilities. DoD was our first customer and remains our largest single customer, and we are proud that our warfighters value the capabilities that Iridium brings them,” said Lt. Gen. John Campbell, U.S. Air Force (retired), executive vice president, government affairs, Iridium. “We also continued joint development with the Naval Surface Warfare Center, Dahlgren, and the Marine Corps Warfighting Lab to introduce Iridium’s netted technology to hundreds of users, enabling for the first time a global on-the-move, over-

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the-horizon voice and data service. This system will provide netted beyond-line-of-sight communications for tactical users in remote areas where little or no communications infrastructure exists.” Iridium expects to continue further development of this cutting-edge technology with anticipated deployment of the next generation of Netted Iridium in 2010.

Corporate Update

Iridium announced on February 11, 2009 that it lost an operational satellite as the result of a collision with a non-operational Russian satellite. Fewer than 60 hours following the collision Iridium rerouted its network traffic, minimizing potential service disruptions to its customers.  The company has multiple in-orbit spares in low-earth orbit and is repositioning a replacement satellite into the constellation. The Iridium constellation – with 66 operational cross-linked satellites plus in-orbit spares – has a unique architecture with built-in redundancy, enabling it to provide reliable and highly available communications services to customers despite such an event. The satellites in the Iridium constellation effectively serve as a meshed network in space to move voice and data communications traffic among the satellites to most efficiently route traffic to and from earth and across the constellation.

Also continuing on schedule is the company’s progress toward its deployment in 2014 of Iridium NEXT, the company’s next generation satellite constellation. “We are very pleased with our working relationships with the two companies, Lockheed Martin and Thales Alenia Space, that are competing to be the prime contractor for Iridium NEXT, and we expect to complete our selection during the second quarter,” said Lee Demitry, executive vice president, Iridium NEXT, Iridium.

As previously announced on September 23, 2008, the company plans to combine with GHL Acquisition Corp. (AMEX: GHQ).  On December 1, 2008, GHQ filed a preliminary proxy statement with the U.S. Securities and Exchange Commission (SEC). On January 23, 2009, GHQ filed an amended proxy statement with the SEC, which includes additional information on this proposed transaction and Iridium’s ongoing performance. The closing of this transaction is subject to customary closing conditions, including approval by the shareholders of GHQ and the U.S. Federal Communications Commission (FCC), which the parties expect to occur during the first half of 2009.  Early termination of the waiting period under the Hart-Scott-Rodino Act was granted by the U.S. Federal Trade Commission (FTC) on October 10, 2008.

“We continue to focus on delivering the best mobile satellite services to our customers,” Desch concluded. “More than ever during these difficult economic times, we are redoubling our focus on ensuring that our services are meeting the core, critical communications needs of our

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customers.” Desch added, “The transaction with GHQ continues to move forward and we are looking forward to its close in the coming months.”

Non-GAAP Financial Measures

In addition to disclosing financial results that are determined in accordance with US GAAP, Iridium discloses operational EBITDA, which is a non-GAAP financial measure and management believes it is the most comparable measure to GAAP net income.  Operational EBITDA represents earnings before interest; income taxes; depreciation and amortization; Iridium NEXT (second-generation system development) revenue and expenses; and expenses associated with the proposed transaction with GHQ.  Operational EBITDA does not represent and should not be considered an alternative to GAAP measurements, such as net income, and the company’s calculations thereof may not be comparable to similarly entitled measures reported by other companies.  Management uses operational EBITDA to manage the company’s business including preparation of its annual operating budget, financial projections and compensation plans.

The company uses operational EBITDA as a supplemental measure for operating performance because, by eliminating interest, taxes, depreciation and amortization, transaction expenses and Iridium NEXT revenue and expenses, the company believes it is a useful measure across time in evaluating the company’s performance. The company believes that operational EBITDA is also useful to investors because like measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies in similar industries. As indicated, operational EBITDA does not include interest expense on borrowed money or depreciation expense on our capital assets or the payment of income taxes, which are necessary elements of the company’s operations. Because operational EBITDA does not account for these expenses, its utility as a measure of the company’s operating performance has material limitations. Because of these limitations, the company’s management does not view operational EBITDA in isolation and also uses other measurements, such as net income, revenues and operating profit, to measure operating performance. Iridium’s calculations of operational EBITDA may also differ from the calculation of operational EBITDA or like measures by its competitors and other companies and, as such, their utility as comparative measures is limited.  Included in this release is a reconciliation of net income (loss) to operational EBITDA.

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Forward-Looking Statements

This press release contains, and Iridium’s management may make, certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and other expressions that are predictions of or indicate future events, trends or prospects identify forward-looking statements.  These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Iridium to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, uncertainties regarding the timing of the proposed transaction with GHQ, whether the transaction will be approved by GHQ’s stockholders, whether the closing conditions will be satisfied (including receipt of regulatory approvals), as well as industry and economic conditions, competitive, legal, governmental and technological factors.  There is no assurance that Iridium’s expectations will be realized.  If one or more of these risks or uncertainties materialize, or if Iridium’s underlying assumptions prove incorrect, actual results may vary materially from those expected, estimated or projected.  Iridium’s forward-looking statements speak only as of the date of this press release or as of the date they are made, and, except as required by law, Iridium undertakes no obligation to update forward-looking statements.

About Iridium Satellite

Iridium Satellite LLC (www.iridium.com) is the only mobile satellite service (MSS) company offering coverage over the entire globe.  The Iridium constellation of low-earth orbiting (LEO), cross-linked satellites provides critical voice and data services for areas not served by terrestrial communication networks.  Iridium's subscriber growth has been driven by increasing demand for reliable, global communications. Iridium serves commercial markets through a worldwide network of hundreds of distributors, and provides services to the U.S. Department of Defense, and other U.S. and international government agencies. The company's customers represent a broad spectrum of industry, including maritime, aeronautical, government/defense, public safety, utilities, oil/gas, mining, forestry, heavy equipment and transportation. Iridium has launched a major development program for its next-generation satellite constellation, Iridium NEXT, which will result in continued and new Iridium MSS offerings.  The company is headquartered in Bethesda, Md. and is currently privately held.

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Conference Call Information

Iridium and GHL Acquisition Corp. will host a conference call for analysts, investors and other interested parties on February 26, 2009 at 8:30 am Eastern Time (ET) to discuss this earnings release.

To participate, please call the toll-free number 866-393-0612 (U.S. callers only) or, from outside the U.S., 706-902-1870.  The passcode for the live call is 87413760.  For those unable to participate in the live call, a replay of the call will be available for 30 days toll-free at 800-642-1687 (U.S. callers only), or at 706-645-9291 (callers outside the U.S.).  The passcode for the replay is 87413760.  To help ensure the conference begins in a timely manner, please dial in five minutes prior to the scheduled start time.

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Consolidated Historical Financial Data

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
Statement of Operations Data:	2007	2008	2007	2008

Total revenue	67,293	76,753	260,901	320,944
Total operating expenses	53,489	67,688	197,727	245,825
Operating profit	13,804	9,065	63,174	75,119
Total other income / expense	(4,626)	(7,521)	(19,401)	(21,240)
Net income	9,178	1,544	43,773	53,879

	Twelve Months Ended
	December 31,
Balance Sheet Data:	2007	2008

Total current assets	80,342	99,955
Total assets	167,581	189,169
Total members' deficit	(78,447)	(62,230)

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Reconciliation of Net Income to  Operational EBITDA

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2007	2008	2007	2008

Net income	$9,178	$1,544	$43,773	$53,879
Interest expense	5,250	6,769	21,770	21,094
Interest income	(581)	(329)	(2,192)	(1,345)
Depreciation and amortization	3,782	3,576	11,380	12,535
Non-recurring transaction expenses	-	5,583	-	7,959
Iridium NEXT expenses	1,102	7,847	1,777	14,112
Operational EBITDA	$18,731	$24,990	$76,508	$108,234

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